UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

PRC

+86-571-87555823

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 1, 2022, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with Lishui Yilian Enterprise Management Consulting Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China (the “Purchaser”). Pursuant to the Subscription Agreement and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell and the Purchaser agreed to purchase 2,764,351 ordinary shares, no par value, of the Company at a price of $2.00 per share (the “Private Placement”). The Purchaser represented that it was not a resident of the United States and was not a “U.S. person” as defined in Rule 902(k) of Regulation S and was not acquiring the Shares for the account or benefit of any U.S. person. The closing of the Private Placement will take place on April 30, 2022 or such other date the Company and the Purchaser may agree upon in writing.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text. A copy of the Subscription Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Subscription Agreement dated April 1, 2022 by and between the Company and the Purchaser

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 4, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer